Exhibit 10

December 15, 2023

PRIVATE AND CONFIDENTIAL

Trilogy International Partners Inc.
155 108th Avenue NE, Suite 400
Bellevue, WA 98004

Attention: The Special Committee of the Trilogy International Partners Inc. Board of Directors

Dear Sirs:

SG Enterprises II, LLC (the “Purchaser”) is pleased to submit this proposal to acquire the common shares (“Common Shares”) of Trilogy International Partners Inc. (the “Company”) for consideration by the Special Committee of the Company’s Board of Directors.

We are writing to set out the non-binding terms for a transaction (the “Potential Transaction”) pursuant to which the Purchaser would acquire all of the issued and Common Shares of the Company that the Purchaser does not already own.

We are making this proposal in order to facilitate the distribution of the Company’s remaining cash to shareholders and reduce the cost of operating the Company pending its liquidation pursuant to the Plan of Dissolution that it adopted on June 10, 2022.

We are ready to immediately discuss a proposed definitive transaction agreement on an expedited basis and have the internal resources in place to take this initiative forward immediately. We believe that with the Company’s and its advisors’ cooperation, we can negotiate and settle legal documentation by December 19, 2023.

1.	Terms of the Potential Transaction

Subject to the conditions set out herein, including confirmation of estimates of costs to maintain the Company through 2028 (at which time, the Company’s indemnification obligations under certain agreements will have expired and it can be dissolved), we propose that the Purchaser would acquire all of the Common Shares that it does not already own for a purchase price of US$0.001 per Common Share in cash, assuming that the Company makes, immediately prior to such purchase, a distribution to common shareholders of US$0.065 (or the equivalent in Canadian currency) per Common Share. Alternatively, if the Corporation prefers not to make any additional distributions to shareholders, the Purchaser is willing to discuss a share purchase on terms that provide substantially equivalent economic benefits to the Company’s shareholders.

2.	Transaction Structure

We believe the Potential Transaction would have to be implemented through a plan of arrangement carried out under the Business Corporations Act (British Columbia). We are prepared to work with representatives of the Company to structure the details of the plan of arrangement to give effect to the Potential Transaction in a manner that would be mutually beneficial.

3.	Approvals

We expect the consummation of the Potential Transaction will be subject to customary closing conditions, including but not limited to, approval of your common shareholders by at least two-thirds of the Common Shares voted at a shareholders’ meeting, any necessary “majority of the minority” shareholder approval, approval of the court in British Columbia, NEX conditional approval of the Potential Transaction, no material adverse change to the Company, and approvals required from governmental authorities (including antitrust or foreign investment approvals, if applicable).

4.	Definitive Agreements

If we agree to proceed with the Potential Transaction, its terms and conditions would be set out in a mutually acceptable, negotiated, definitive arrangement agreement (the “Arrangement Agreement”).

We expect that the Arrangement Agreement will contain customary terms and conditions for a transaction of this nature including, but not limited to: (i) unanimous and unqualified support of the Company’s Board of Directors and a positive recommendation of the Company’s Board of Directors to its shareholders; (ii) representations, warranties and covenants, conditions and completion mechanics for the Potential Transaction, including a requirement that no more than 5% of shareholders shall have exercised dissent rights; (iii) there being no implementation of new, or changes to existing, executive compensation arrangements of, or “change of control” provisions applicable to, any director or officer of the Company from those currently in effect; (iv) a “fiduciary out” clause permitting the Company to terminate the Arrangement Agreement to enter into a superior proposal; and (v) payment of expense reimbursement to the Purchaser in the event the Arrangement Agreement is terminated for a fiduciary out or for failure to obtain shareholder approval.

Further, the Potential Transaction may constitute a “business combination” under Multilateral Instrument 61-101 (“MI 61-101”) for the Company, in which case the Arrangement Agreement will require that the Company, among other matters, comply with MI 61-101 and all applicable laws and exchange rules in connection with the Potential Transaction, including the requirement to obtain “minority approval” (as such term is defined in MI 61-101). We understand that the Company may obtain an opinion from its financial advisors to the effect that the consideration to be offered by the Purchaser under the Potential Transaction is fair, from a financial point of view, to the shareholders of the Company (other than the Purchaser).

5.	Shareholder Support

We would also require each of the directors and senior officers of the Company to enter into customary voting agreements with the Purchaser (the “Voting Agreements”) by which they would each agree to support and vote in favour of the Potential Transaction.

6.	Due Diligence

Given our familiarity as an investor in the Company, we will not require extensive due diligence. Accordingly, we anticipate that we would require a limited amount of time and information to complete our confirmatory corporate level due diligence and this proposal is conditional on the Purchaser being satisfied with the results of such confirmatory due diligence investigations. We believe we will be able to move expeditiously through the due diligence process.

7.	Expenses

Each party will pay its own expenses and any other professional fees (including, without limitation, all legal, accounting and investment banking fees and expenses) for the preparation of the Arrangement Agreement and the Voting Agreements and any other deal-related expenses.

8.	Confidentiality

The parties agree to keep confidential all discussions regarding the Potential Transaction and this letter of intent, unless disclosure is required by applicable law or inquiry by an applicable securities exchange. Neither party hereto shall issue any press release or written public statement regarding the Potential Transaction, except upon the advice of counsel as may be required by applicable law or by obligations with a stock exchange and only after using its best efforts to consult with the other party hereto taking into account the time constraints to which it is subject as a result of such law or obligations. Disclosure to third parties of this letter or our discussions and communications, without our consent, may result in, among other things, the Purchaser not being prepared to continue to pursue this initiative, provided that nothing herein shall restrict either party from complying with its disclosure obligations under applicable securities laws.

9.	Status of this Proposal

This letter and our proposal are only an expression of interest in proceeding as outlined herein. They are not an offer and do not create any legally binding obligations on the part of any party, save and except for the paragraphs of this letter relating to “Expenses” and “Confidentiality” which are intended to be and are legally binding. There shall be no rights, claims, obligations or liabilities if discussions about a Potential Transaction are terminated for any reason prior to execution of the Arrangement Agreement. Such rights, claims, obligations or liabilities will only be created upon execution of the definitive agreements that have been approved by our respective boards of directors. The governing law of this letter shall be the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

We trust that our recent discussions combined with this letter provide you with a clear understanding of our strong desire to proceed with the Potential Transaction. We look forward to progressing as expeditiously as possible towards the goal of achieving a mutually beneficial transaction.

If you are in agreement with the terms and conditions set out above, kindly execute and return a copy of this letter to the attention of the undersigned as evidence of your agreement with the foregoing.

Yours very truly,

SG Enterprises II, LLC

By:	/s/ John W. Stanton
Name: John W. Stanton
Title: Manager

ACCEPTED AND AGREED to this ____ day of ____________, 2023.

TRILOGY INTERNATIONAL PARTNERS INC.

By:
Name:
Title: